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                                   UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                    SCHEDULE 13D

                     Under the Securities Exchange Act of 1934
                              (Amendment No 04)*


                          TERRITORIAL RESOURCES, INC.
--------------------------------------------------------------------------------
                                 (Name of Issuer)


                          COMMON STOCK (NO PAR VALUE)
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  881469 20 9
                   ----------------------------------------
                                (CUSIP Number)


                               DANIEL A. MERCIER
                             734 7TH AVE., S.W.,
                                  SUITE 1345
                        CALGARY, ALBERTA CANADA T2P 3P8
                                (403) 233-7914
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                   Communications)

                               FEBRUARY 9, 1998
                     ----------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


-----------------------                                  ---------------------
  CUSIP NO. 881469 20 9                                    PAGE 2 OF 2 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BRIAN A. LINGARD

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


-------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      SEE ATTACHED PAGE

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      UNITED STATES
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,289,740*
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,289,740*
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,289,740*
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      12.7*
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

      IN*
------------------------------------------------------------------------------
* See Attached Page

Item 1. Security and Issuer

     Brian A. Lingard ("Lingard") hereby amends and supplements the Statement on
Schedule 13D (the "Original Statement") dated July 8, 1992, Amendment No. 1 thereto dated April 8, 1993, Amendment No. 2 thereto dated February 17, 1995, and Amendment No. 3 thereto dated March 31, 1995, relating to the shares of common stock, no par value ("Common Stock"), of Territorial Resources, Inc., a Colorado corporation ("Territorial"). The principal executive offices and mailing address of Territorial are 734 7th Ave., S.W., Suite 1345, Calgary, Alberta Canada T2P 3P8. Unless otherwise indicated, each capitalized term used and not defined herein shall have the meaning assigned to such term in the Original Statement or one of the amendments thereto enumerated in this paragraph.

Item 2. Identity and Background

     Item 2 is hereby amended by changing the residence address of Lingard, and the principal business office address of B. A. Lingard & Co., Inc., a Texas corporation (the "Lingard Company"), to 201 S. Heights Blvd., #628, Houston, Texas 77007.

Item 3. Source and Amount of Funds or Other Consideration

     Item 3 is hereby amended by inserting the following paragraph after the last paragraph thereof:

     "On March 9, 1998, Lingard's parents contributed, in the form of gifts, an aggregate of 129,000 shares of Common Stock to two trusts (the "Trusts") established for the benefit of Lingard's children. Lingard serves as the trustee of each of the Trusts, and disclaims beneficial ownership of the shares held by the Trusts. On the same day, Lingard purchased 24,000 of such shares of Common Stock from one of the Trusts, and Lingard Company purchased 35,000 of such shares of Common Stock from the same Trust. The purchase price therefor was $1.40 per share, and was paid in the form of two separate demand promissory notes issued by the purchaser in favor of such Trust."

Item 4. Purpose of Transaction

     Item 4 is hereby amended by inserting the following paragraph after the last paragraph thereof:

     "The purchases made by Lingard and Lingard Company on March 9, 1998, were for investment purposes."

Item 5. Interest in Securities of the Issuer

     Item 5 is hereby amended in its entirety by deleting the provisions thereof and inserting the following:

     "(a) The aggregate number of shares of the class of securities identified pursuant to Item 1, above beneficially owned by each of the following named parties, and the percentage (rounded to the nearest one-tenth of a percent) of the Common Stock outstanding represented by such shares, is as follows:



                                          Number of Shares   Percent of Outstanding
Name                                     Beneficially Owned       Common Stock
-----                                    ------------------  ----------------------

     Lingard                                      1,151,406                    11.3%

     Lingard Company                                 35,000                     0.3%

     Sean M. Lingard (minor);                        33,334                     0.3%
     Brian A. Lingard,
     UGMA Custodian

     Lingard Family Investment Trust                 35,000                     0.3%

     Sean M. Lingard Investment Trust                35,000                     0.3%
                                                  ---------                   -----
                                                  1,289,740                    12.7%

     Lingard disclaims beneficial ownership of the shares owned by Sean M. Lingard and each of the Trusts.

     (b) Lingard holds the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all of the shares of Common Stock identified in (a) above.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable."

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Item 6 is hereby amended in its entirety by deleting the provisions thereof and inserting the following:

     "Lingard is the sole trustee of each of the Trusts, is the custodian of Sean M. Lingard (Lingard's minor son) with respect to the shares of Common Stock owned by Sean M. Lingard, and is the sole shareholder of Lingard Company. In each such case, Lingard holds the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all of the shares of Common Stock identified in (a) of Item 5 above."


Item 7. Material to be Filed as Exhibits

     None


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  March 9, 1998

BRIAN A. LINGARD

/s/Brian A. Lingard
-------------------------

                                       3